Exhibit 99.2

Investor Presentation J a n u a r y 2 0 2 5 1

Forward - looking Statements 2 This presentation contains forward - looking statements, which reflect our current expectations, estimates, and projections about future events and performance. These statements are based on our beliefs and assumptions and include, without limitation, statements regarding our future financial results, business strategies, plans, and objectives. Forward - looking statements involve known and unknown risks, uncertainties, and other factors that could cause our actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Words such as “believe,” “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” and similar expressions are used to identify these statements. However, these words are not the only way to identify forward - looking statements. We operate in a dynamic and competitive industry where new risks and uncertainties may emerge that could materially impact our business. These risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our most recent Annual Report on Form 20 - F and other filings with the U.S. Securities and Exchange Commission. We caution investors not to rely unduly on these forward - looking statements as predictions of future events. Actual results may differ materially due to a variety of factors, including changes in market conditions, technological advancements, and the competitive landscape. We undertake no obligation to update or revise any forward - looking statements to reflect events or circumstances after the date of this presentation, except as required by applicable law.”

Who We Are Rectitude Holdings Ltd. is a Singapore - based provider of safety equipment and other industrial products, selling goods and providing solutions through a wide array of distributor networks and end markets. Our distribution network spans Singapore and is increasing throughout the Southeast Asian region including Brunei, Cambodia, Malaysia, Indonesia and Vietnam. Employees 3 Strategically Located Branches Across Singapore 98 9 20+ Years of Operating History

Our Products • Personal protective clothing • Hand gloves • Safety footwear • Personal fall arrest systems 1 Essential Safety Equipment Items Portable Fire Extinguishers • Rubber speed humps wheel stops • Wheel chocks Traffic Products • Industrial hardware tools and electrical hardware required for construction sites Auxiliary Products 69% Safety Equipment, Extinguishers, Traffic Products 4 (1) A system used to arrest an employee in a fall from a walking - working surface, usually consisting of a body harness, anchorage and connector 31% Auxiliary Products SALES FOR THE FISCAL YEAR ENDED MARCH 31, 2024

Our Brands The D&D brand represents our core product line featuring a variety of safety footwear designed with sturdy toecaps. 5 The SkyHawk brand is our product line committed to providing reliable travel restraint and fall arrest equipment, specifically designed to ensure the safety of workers operating at heights. The Super Sun brand covers our range of industrial graded hardware and traffic products. The STRIKERS brand covers our wide range of firefighting equipment. The Osprey brand covers our fall arrest equipment, safety gloves and step platform ladders. The HORNET brand covers our fall arrest equipment for workers working at heights. The DADE brand covers our range of industrial hardware tools, electrical products and accessories .

Our Customers Our customers, who are located throughout Southeast Asia, can be categorized into (i) wholesalers and distributers and (ii) end users of our products . For the financial year ended March 31 , 2024 , our top five customers accounted for 33 % of total sales, with three of our top five customers having more than 10 years of business with us . 6 Purchase products with economics of scale to markup and sell to end users. Wholesalers & Distributers Operate in various industries which range from infrastructure, building construction, marine, oil and gas industries, as well as general industrial markets. End - user Customers

Sales and Marketing

Our sales and marketing team consists of 14 full-time employees based in Singapore, led by Executive Director Huang Dong.

The sales team consist of individuals who specialize in handling wholesale ordering and those who specialize in handling end user markets.

We also have stationed staff at our distribution branches who are trained on up selling and our large product offering to advise the customer on their tailored needs. One of our other key channels for marketing is through word-of-mouth referrals from our long-term existing customers and business contacts.


Sales and marketing team with 14 full-time employees
OFFLINE
ONLINE
• Safety + Health Asia Singapore
• MetalTech and AutoMex 2023 Kuala Lumpur
• Exyte Singapore Safety Week
• Shopee
• Lazada
• Dade.sg

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Sales Process Flow We leverage our wide network of contacts to build a reputation and rapport with a network of trusted suppliers from around the region and in the PRC . Through our commitment to deliver high quality equipment, which are customizable based on customer needs, we have firmly established ourselves as the preferred equipment supplier to our customers. REGIONAL SUPPLIERS Purchase of safety equipment and general hardware from suppliers RECTITUDE Reoccurring and steady revenue source CUSTOMERS (i) wholesalers and distributers (ii) end users of our products Customer Inquiries for safety equipment purchases 8

Industry O v e r view 9 Personal Protection Equipment (“PPE”) Industry Overview PPE encompasses an array of equipment designed to curtail exposure to safety and health risks in the workplace that have the potential to cause injuries or illnesses. These risks could manifest in various forms, including contact with chemicals, corrosive materials, biohazards, electrical perils, contaminated air, extreme temperature conditions, and more. Given the nature of uses for this equipment, PPE plays a pivotal role in diverse industries spanning from construction, oil & gas, and manufacturing to food & beverage, healthcare, and others. DISTINCT TYPES OF PPE Head - to - Neck Protection Respiratory Protection Hand Protection Protective Attire Workwear Foot Protection Fall Prevention Gas Detection

Industry O v e r view Personal Protection Equipment (“PPE”) The Asia Pacific market is expected to grow at the fastest growth rate at a CAGR of c.6.5% over the forecast period driven by the significant economic development and industrialization across the region. The SEA region is experiencing significant growth in the PPE market driven by stringent safety regulations, the region’s industrial expansion, as well as economic growth and urbanization. The PPE market in Southeast Asia (“SEA”) is poised for substantial growth with a projected CAGR of c.8% from 2022 to reach $5.0 billion in 2027. Singapore demonstrates the highest degree of adherence to the safety regulations outlined in the Workplace Safety and Health Act 2006. The PPE market in Singapore is projected to maintain this growth trajectory with an estimated CAGR of 8.3%, ultimately reaching a market size of $454 million by 2025. 10

Industry Overview

Industry Outlook

The PPE market encompasses a wide variety of safety gear designed to protect workers from workplace hazards.

These hazards range from chemical exposure to electrical risks and extreme temperatures, making PPE a crucial component across industries like construction, manufacturing, healthcare, and oil & gas.

The global PPE market is on a growth trajectory, projected to reach $125 billion by 2030 from $83 billion in 2023, with the Asia Pacific region leading this expansion at a robust CAGR of c.6.5%.

Industry Growth Drivers

Growth in Construction Industry

- BCA foresees construction demand ranging from S$25 billion to S$32 billion per year from 2024 to 2027. This projection reflects the confidence in Singapore's strong economic fundamentals and healthy investment commitments

Focus on Workplace Fatality

- The increased workplace fatality rate in recent years, exemplified by a notable rise in 2022, has become a significant driver for the demand and emphasis on PPE. This push to lower fatality rates has led to heightened awareness of the importance of PPE across various industries, as it serves as a critical line of defense in safeguarding the well-being of workers

	Construction demand* (S$ billion)			Construction Output^ (Nominal) (S$ billion)
Year	**Public**	**Private**	**Total**	**Total**
2022 p	17.9	11.9	29.8	30.2
2023 f	16 – 19	11 – 13	27 – 32	30 – 33
2024 – 2027 f[1]	14 – 18 p.a.	11 – 14 p.a.	25 – 32 p.a.	

p: Preliminary; f: forecast
** Construction demand: Value of contracts awarded*
^ Construction output: Value of certified progress payments

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One - stop provider of an extensive range of products Strategically located branches across Singapore Experienced management team Strong and stable relationships with suppliers and customers • A one - stop provider for all clients’ safety needs by offering convenience and streamlining the procurement process • Provide customized products based on the needs of our customers • Network of suppliers allows for quick turnaround on all customer orders • 9 strategically located branches across Singapore • Fulfil customer product needs quickly and easily on short notice • Prompt and efficient delivery capabilities • A dedicated and experienced management team with a wealth of experience in the safety equipment industry in Singapore • 20+ years of operating history with strong and stable relationships with key suppliers and customers • Great reputation among suppliers and gain prospective customers from referral • A wide customer base from Singapore, Brunei, Cambodia, Indonesia, Malaysia and Vietnam 12 Competitive Strengths

Business Strategies Expand business and operations through acquisitions, joint ventures and/or strategic alliances Widen our product range 13 Strengthen our local presence

Management Zhang Jian Chairman & Chief Executive Officer • Founder of Rectitude with 20+ years of experience in the safety equipment industry • Responsible for the overall business management of Rectitude, expanded the product range and established several successful brands, and opened eight branches across Singapore • Embarked on his entrepreneurial journey in 1997 by establishing a general hardware business before venturing into the supply of laboratory equipment • Received postgraduate diploma in Business Administration administered by the Society of Business Practitioners Chan Yong Xian Chief Financial Officer • Extensive knowledge of accounting and auditing with expertise in implementing business controls, streamlining processes, and providing counsel to executive teams • Previously worked at Pricewaterhouse Coopers (PwC) and other notable auditing firms where he audited listed companies in compliance with various accounting standards and was involved in IPO projects • Certified Public Accountant (CPA) from CPA Australia. • Received his Masters degree in Accounting from the Australian National University and a Bachelors degree in Electrical and Electronic Engineering Huang Dong Executive Director • 15 years of experience in marketing and wholesaling safety equipment products • Played a pivotal role in the rapid expansion of the company’s business and achieved outstanding performance and earning recognition as the top salesperson in the company • Successfully established a strong presence in Malaysia, Cambodia, Brunei, and China, cultivating excellent customer relationships and fostering prosperous business cooperation • Received a Bachelors degree in Science (Management) from the National University of Ireland Victor Aw Executive Director • 20+ years of experience in marketing and wholesaling safety equipment products, with excellence in general sales, logistics management, and supplier relations • Played an important role in driving sales growth, expanding client bases, maintaining excellent customer relationships, as well as helping the Company obtain certifications and implementing quality management systems • Graduated from Upper Aljunied Technical Secondary School with a GCE “O” Level certificate (technical stream) 14

Shirley Tan Independent Director • 18+ years of experience in corporate secretarial work and compliance advisory for private and publicly listed companies, SMEs, foreign companies, and academic institutions in Singapore • Expertise includes corporate secretarial due diligence exercises for initial public offering (IPO), dual listing in Singapore and Hong Kong, M&A, company restructuring, etc. • Member of Chartered Secretaries Institute of Singapore, the CSIS secretarial practice sub - committee, the Singapore Institute of Directors • Received MS in Management with distinction from the National University of Ireland, Dublin Clive Ho Yip Seng Independent Director • 25+ years of experience in business operation, sales, and marketing • Served as Business Advisor at SMECentre@SICCI, aiding local businesses in growth, internationalization, and leveraging government resources • Previously served in a leading role in sales and marketing, business operations with an outstanding track record • Received a Bachelor of Business Administration degree from the University of South Australia Fok Chee Khuen Independent Director • 22 years of experience in audit, accounting, and inspection, specializing in audits of listed corporations in Singapore and the United States • Co - founder and Managing Director of Quality Accountants Pte Ltd and FE Advisory Pte Ltd • Served as the Head of the Practice Monitoring Department at the Accounting & Corporate Regulatory Authority (ACRA). • Chartered Accountant of Singapore and a member of the Institute of Singapore Chartered Accountants • Received Bachelor of Accountancy Degree (1st Class Honors) from Nanyang Technological University in Singapore Independent Board Members 15

37.64 41.35 2023 2024 Total revenues increased by S$3.71 million, or 9.86%, from S$37.64 million for the year ended March 31, 2023, to S$41.35 million for the year ended March 31, 2024, primarily driven by stronger customer demand for safety equipment given the increased construction activity within the Company’s markets. . Revenue (S$) Years Ended March 31, 2023 and 2024 During the years ended March 31 , 2024 , sale of safety equipment and auxiliary products accounted for approximately 69 % and 31 % of the total revenue, respectively . Financials - Revenue 69% 16 31% Revenue by sales categories For the Year ended March 31, 2024

2023 2024 Net income for the year decreased by S$0.57 million, or approximately 14.6%, from S$3.93 million for the year ended March 31, 2023, to S$3.36 million for the year ended March 31, 2024. For the years ended March 31, 2023 and 2024, our gross profits were S$12.14 million and S$14.71 million, respectively, and our gross profit margins were approximately 32.25% and 35.57%, respectively. Our gross profit increased by S$2.57 million, primarily due to a more favorable product mix and improved efficiencies. Our gross profit margin improved by approximately 3.32% primarily due to a more favorable product mix and improved efficiencies. Financials – Net Income & Profit 3.93 3.36 S$ Million Net income and comprehensive income (S$) For the Years Ended March 31, 2023 and 2024 $12.14 $14.71 32.25% 35.57% 30.0% 31.0% 32.0% 33.0% 34.0% 35.0% 36.0% $8.00 $10.00 $12.00 $14.00 $16.00 S$ Million Gross Profit and Gross Profit Margin For the Years Ended March 31, 2023 and 2024 2023 Gross Profit 2024 Gross Profit Margin 17

Research and Development VR training service tailored to Singapore’s construction sites We are trying to optimize safety training with the integration of virtual reality (“VR”) technology and are aiming to provide our customers with the first iteration of our VR equipment unveiled earlier in 2024. We have been developing VR technology that offers a transformative solution by immersing workers in realistic construction site scenarios, providing a firsthand experience of potential dangers and accidents. Our VR training system offers employees a more efficient learning experience, enhancing teaching techniques for real world scenarios. 18

Newly Released Products

New Product line introduced focusing on Energy Storage & Power

At the OS+H Asia 2024 conference, we unveiled our newest line of energy storage and power products designed to create a more efficient use of technology and save on operational costs:

- Electric Platform Trolley: 1,000W Motor Power; 1,000 kg safe load capacity
- Electric Pallet Truck: 1200W Brushless motor; 4km/h full load traveling speed
- Electric Mini Dumper: 800W Motor Power; 1,000 kg safe load capacity
- Industrial Energy Portable Power Station: 23,552 Wh Energy Storage Capacity; 2 Hour Charge Time



RECTITUDE PTE LTD
大德私人有限公司
Technical specifications
Comprehensive protection features
Applicable scenarios
PS-1223-SG
Energy Storage Industrial Portable Power Station
Large capacity
High power
Efficient heat dissipation design
Environmentally friendly noise free
Supports solar photovoltaic charging
Ultra-fast charging for full recovery.
The device supports photovoltaic charging and three-phase AC380V charging.

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AIMS SuperSun AIMS Solution Limited Gird AIMS can amplify limited input, provide at least 6 times the power output, solve the problem of insufficient mains power without increasing transformer capacity. No Grid In the hybrid power mode of diesel generator and AIMS, users can reduce daily fuel consumption by up to 70%. Intermittent Load Suitable for high - power loads such as tower cranes and impact loads such as water pumps that have no or limited mains power supply, as well as fast charging piles to absorb impact power. Silent Operating sound power below 75dB (A), suitable for noise sensitive environments such as large events and construction sites in urban areas.

Grid AIMS Charging Remote Charging Mobile Charging Convenient Transportation AIMS Flexible Deployment Remote Charging AIMS can quickly complete its own charging at specific charging. Fast Deployment Standard 10 feet container, can be easily transported to different locations for deployment after charging. Tunnel Construction Power Supply

Reliable High quality battery cells, 4000+ standard cycles. Flexible Supports multiple parallel devices. Working Condition Low noise, heat dissipation and smoke pollution. Intelligent Highly intelligent EMS+PCS. Environmentally Friendly Low carbon, reduce fuel consumption & CO2 emission. High Attendance On line control and software upgrades, 0 operation on site under daily work. Convenient Control Both PC/Mobile remote control via cloud & IOT. Long - range Endurance Support simultaneous charging and discharging, breaking through battery capacity limitations.

23 Rectitude Holdings Limited For investor and media inquiries, please contact: Rectitude Investor Relations Email: ir@rectitude.com.sg Jackson Lin Lambert by LLYC Phone: +1 (646) 717 - 4593 Email: jian.lin@llyc.com